# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GREEN DOT CORP, CIK 0001386278
CUSIP: 39304D102
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), BUILDING 1, PROVO, Utah (UT), 84604
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0000921895-25-000712
Filed by CIK 0001452857
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,773,000; sole dispositive power 0; shared dispositive power 3,773,000; aggregate amount beneficially owned 3,773,000 (7% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,773,000; sole dispositive power 0; shared dispositive power 3,773,000; aggregate amount beneficially owned 3,773,000 (7% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,773,000; sole dispositive power 0; shared dispositive power 3,773,000; aggregate amount beneficially owned 3,773,000 (7% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,773,000; sole dispositive power 0; shared dispositive power 3,773,000; aggregate amount beneficially owned 3,773,000 (7% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,773,000; sole dispositive power 0; shared dispositive power 3,773,000; aggregate amount beneficially owned 3,773,000 (7% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,773,000; sole dispositive power 0; shared dispositive power 3,773,000; aggregate amount beneficially owned 3,773,000 (7% of the class)
- STEEL CONNECT SUB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,773,000; sole dispositive power 0; shared dispositive power 3,773,000; aggregate amount beneficially owned 3,773,000 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: GREEN DOT CORP
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), BUILDING 1, PROVO, Utah (UT), 84604

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 3,773,000 Shares owned directly by Steel Connect Sub is approximately $34,997,416, including brokerage commissions. Such Shares were acquired with Steel Connect Sub's cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, other investment opportunities available to the Reporting Persons, and the outcome of any discussions referenced herein, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, developing plans and/or making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure (including a sale or other strategic transaction involving the Issuer in which the Reporting Persons may seek to engage, as an acquirer or investor), the Issuer's Board of Directors (the "Board") structure (including Board composition) or operations of the Issuer, engaging in further communications and negotiations with management and the Board about the foregoing and a broad range of operational and strategic matters, engaging in discussions with stockholders of the Issuer or third parties (including potential financing sources) about the foregoing, the Issuer and the Reporting Persons' investment, exchanging information with the Issuer or any such persons pursuant to appropriate confidentiality or similar agreements regarding any of the foregoing, including a potential mutual confidentiality agreement, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

Without limiting the foregoing, on March 28, 2025, an affiliate of the Reporting Persons entered into a Non-Disclosure Agreement with the Issuer, pursuant to which the parties agreed to certain mutual confidentiality restrictions and the Reporting Persons agreed to certain standstill provisions. In connection with the Non-Disclosure Agreement, the Reporting Persons and Issuer may share information and have discussions regarding the matters set forth above, including the potential acquisition by the Reporting Persons of certain assets or businesses of the Issuer, and the Reporting Persons may make proposals to the Issuer in connection therewith.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,229,674 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2025 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2025.

As of the close of business on the date hereof, Steel Connect Sub owned directly 3,773,000 Shares, constituting approximately 7.0% of the Shares outstanding. By virtue of their relationships with Steel Connect Sub, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by Steel Connect Sub.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by Steel Connect Sub since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 28, 2025, an affiliate of the Reporting Persons entered into a Non-Disclosure Agreement with the Issuer, pursuant to which the parties agreed to certain mutual confidentiality restrictions and the Reporting Persons agreed to certain standstill provisions. A copy of this agreement is attached as Exhibit 2 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1- Transactions in Securities

2- Non-Disclosure Agreement, dated as of March 28, 2025

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (03/28/2025)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (03/28/2025)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (03/28/2025)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (03/28/2025)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (03/28/2025)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (03/28/2025)
- STEEL CONNECT SUB LLC: /s/ Maria Reda, Maria Reda, Secretary (03/28/2025)